FRANK J. HARITON • ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607, (Tel) (914)674-4373, (Fax) (914) 693-2963,

(e-mail) hariton@sprynet.com

December 17, 2006

Jill Davis, Esq, Branch Chief

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Parafin Corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005
File No. 0-09071

Dear Ms. Davis:

I am securities counsel to Parafin Corporation and the purpose of this letter is to respond to your letter dated September 25, 2006. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter. The numbers refer to the numbered paragraphs in your letter.

All of the points you have raised will be incorporated in the 2006 audit which is nearing completion and is due to be filed prior to December 31, 2006.

1.	General.

We note you have characterized yourself as a development stage company. Because a portion of your operations appears to be for the exploration of oil and gas, please revise the disclosures and labeling throughout your document, including your auditor's report, to characterize the company as an "exploratory stage" entity, rather than a "development stage" entity. That term has specific meaning within the extractive industry which describes advanced oil and gas activity in which proved reserves have been determined.

RESPONSE:    Parafin will add additional disclosures pursuant to your most recent comments in future filings. Going forward, Parafin we will characterize the Company’s Hydrocarbon Exploration business as in the “Exploratory Stage” verses development stage, so long as the term applies. It should be noted that Parafin may be a development stage company with regard to its development of its ergonomic computer work station, which is entirely unrelated to Hydrocarbon Exploration.

2.	Item 6 - Plan of Operation, page 8

Expand your discussion of your financial condition, changes in financial condition and results of operations for each of the last two fiscal years to more fully address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. The discussion should address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business. For example, but without limitation, please disclose and discuss the details of your farm-out agreement, long with the expected timing, obligations and uncertainties associated with this agreement. Refer to Item 303 (b) of Regulation S-B.

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

RESPONSE:   Parafin will add additional disclosures pursuant to your comments. Parafin believes that the proposed disclosure below adequately addresses the Commission's comments.

In December of 2004 Parafin entered into a farmout agreement with Guarani Exploration and Development Corporation, Lambare, Paraguay, accounting for this series of transactions. The farmout agreement becomes effective after the approval of the Department of Minerals and Energy has been received (has been Received), the Agreement is signed by the President of Paraguay (the President has signed the Agreement) and the final condition, the approval of the Congress of Paraguay. (which has not yet been received). Parafin is obligated to pay 5 million for drilling expenses once Parafin has received formal and complete Paraguayn government approval. Parafin remains optimistic that such approval will happen, but no such assurances can be made that Parafin will ultimately obtain any such approval.

Parafin may also explore additional financing alternatives or enter into additional farm-out agreements to enable the company to develop the Paraguay fields if that mineral lease is ultimately successfully secured.

Item 8A Controls and Procedures, page 17

3.            You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "'materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please revise your disclosure accordingly.

Response:          Parafin will add additional disclosures pursuant to your comments. There was no change in “internal control over financial reporting”. In consultation with the Board of Directors, the Corporate Secretary - Treasurer, A. V. Feimann is the person who has control over all accounting issues and does, in fact, perform them.

Financial Statements

Statement of Stockholders’ Deficit, page F-4

4.            We note you issued 2,000,000 shares for consulting services on November 29, 2004 at $.01 per share, although the quoted market price appears to be significantly in excess of that value on November 29, 2004. Please provide us a schedule of your compensatory stock transactions for fiscal years 2004 and 2005, including the date of grant, vesting terms, if any, the expense recorded on your books, and the quoted market price on the date of grant. Demonstrate how your accounting valuation is appropriately associated with these transactions and cite the authoritative accounting literature supporting your conclusion. Refer to SFAS 123.

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

Response:          There will be an accounting valuation and compensation expense to the Company that will be reflected in the current audit. Before we restate, we will submit to you to make sure it is what is required.

The 2,000,000 shares were granted and issued on the same day in fiscal year ending September 30, 2005. The grant price was $0.01. Per the stock bid prices by quarters (pg 7 of the 9/30 05 10K) the average price at December 31, 2005 would be $.875 (1.60+15/2) 1 for 50 reverse stock split effective October 15, 2004. The $.87 would be restated to $0.0175. No additional expense was recorded for this premium. It is our understanding that only for years beginning after December 15, 2005 is expensing necessary.

We neglected to include a pro forma disclosure of the effect of expensing but will do so in our September 30, 2006 10-KSB filing.

(1) The Amended and Restated Retainer Stock Plan for Non-Employee Directors and Consultants (Amendment No. 4) authorizes a total of 90,000,000 shares, 60,000,000 of which have already been registered in prior Form S-8’s. Item 5. Grants of Shares of the S-8 states “Commencing on the Effective Date, the amount for service to directors or consultants shall instead be payable in shares of Common Stock ("Stock Retainer") pursuant to this Plan at the deemed issuance price of one tenth of one cent ($0.001) per Share”.

(2) The Amended and Restated Stock Incentive Plan (Amendment No. 3) authorizes a total of 45,000,000 shares, 30,000,000 of which have already been registered in a Form S-8’s filed on June 2, 2000 and February 6, 2002. See Amended and Restated Stock Incentive Plan (Amendment No. 3), attached as Exhibit 4.2 to this Form.

5.            We note you issued 15,000,000 common stock options on October 27, 2004 "with an exercise price of $.01, which price appears different from the quoted market price, and for which no compensation expense was recognized. Please provide us with the quoted market price on the date these options were granted and describe how you accounted for these options, including how you applied the appropriate authoritative accounting literature. Refer to SFAS 123.

Response:          The 15,000,000 employee shares are part of the non-Employee Directors and Consultants category. As such the explanation would be the same as set forth in Item 4 above.

6.	Expand your disclosure to provide a brief description of your business.

Response: Parafin will add additional disclosures in future filings pursuant to your comments. With regard to Parafin’s ergonomic chair business, Parafin intends to include the following disclosures:

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

The Company had acquired all rights and patents to an ergonomic computer work station it calls the PCE, (Personal Computer Environment) in April, 2006. Since April 2006, Parafin has modified the design of the computer work stations and new patents have been filed. The Company plans to manufacture the work station through a subcontractor in China. Parafin’s management anticipates having its first ten prototype computer work stations manufactured by the end of February, 2007. Although Parafin currently does not have any customers for the work station, it has begun marketing the work station to several potential large buyers. Parafin’s management believes there is a large potential market for the work stations; however, there can be no assurance that Parafin will obtain the patents that it has applied for or that Parafin will be successful in selling the computer work stations to any customers.

With regard to Parafin’s oil business, Parafin intends to expand its disclosure to include more information regarding its farmout agreement as disclosed in item 1 above. Parafin will also make further disclosure regarding a proposed acquisition of Russian Oil imports as follows:

In addition to Parafin’s efforts in hydrocarbon exploration in Paraguay, Parafin is attempting to expand its business to brokering and/or re-selling of Hydrocarbon and derivatives. Initially, Parafin has been presented with a proposition that would provide Parafin with a $5 per barrel profit based on the then prevailing market price on 90,000,000 barrels of oil to be exported from Russia.. Parafin does not plan to assume the inventory but instead will be acting as a broker in these transactions. Notwithstanding Parafin’s role as a broker, Parafin will likely assume some of the credit risk and its is currently exploring various methods of using its equity to help potential buyers obtain the necessary financing or letter of credit from a bank that will satisfy the demands of the Russian seller, Oy Coral Marin Management, Ltd. (“OY”)

Parafin believes it is able to secure this $5 per barrel profit because it is offering an otherwise unavailable marketing outlet to smaller Russian oil producers.

Parafin does not know when or if this proposed deal will ever materialize. To date, both the seller and Parafin have failed to arrange delivery from Russia satisfactory to the buyer of the oil. If Parafin or the seller can arrange delivery satisfactory to the buyer, then Parafin’s estimated projected gross profit could be as high as $5.00 per Barrel or approximately $450,000,000 after delivery. Parafin will also likely incur up front costs of obtaining necessary government licenses and approvals of at least $200,000, which are not included in that estimate. At this point, it is anticipated that such upfront costs will include the cost of Parafin obtaining all necessary government export license from Russia and possibly other countries, but the final structure of the deal will dictate those requirements.

There, of course, can be no assurances that Parafin will be successful in bringing the foregoing transaction to fruition. Many obstacles lie ahead, including, but not limited to, obtaining the necessary financing, securing delivery of the oil, obtaining necessary regulatory government licenses and arranging transportation. Accordingly, investors should understand that Parafin is still a long way from completing this deal and has never before ever consummated any similar deal.

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

Note 4 Related Parties, page F-l 8

7.            We note the disclosure of your agreement with JRM Financial Services, Inc. (JRM), in which you state JRM “will pay all telephone, rent, travel and promotion expense on behalf of the Corporation and the management fees are increased to $62,000 per month." Please modify your disclosure to more clearly describe whether you are referring to a reimbursement arrangement through the "advances payable" agreement with JRM in addition to the management fee or whether the management fee is the entire compensation to JRM for assuming these expenses. Confirm, if true, that all costs of conducting business are recorded in Parafin's financial statements, or otherwise advise. Refer to SAB Topic 1:B and SAB Topic 5:T.

Response: Parafin will add additional disclosures pursuant to your comments to the current 10-KSB to be filed by Dec.31.

Note 9 - Stock Benefit Plans, page F-19

8.            We note your disclosures indicating that you have issued options under your stock compensation award plans. Expand your disclosures to include the required roll-forward presentation, valuation method and assumptions, compensation recognition method, and pro forma expense disclosures for each period a statement of operations is presented. Refer to paragraphs 45-48 of SFAS 123 and SFAS 148.

We have prepared the following Stock Option Plans & Roll-Forward Schedule

Non Employee	Stock Incentive
Directors & Consultants	Plan

Number of Shares	Weighted Average
Exercise Price

Balance Available

October 1, 2003	500,000.01

Exercised	0	0

Balance Available

September 30, 2004	500,000.01

Additions to the Plans	30,000,000	.	.01

Exercised	(17,000,000)	.01

Balance Available

September 30, 2005	13,500,000	15,000,000

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

1             The Amended and Restated Retainer Stock Plan for Non-Employee Directors and Consultants (Amendment No. 4) authorized a total of 90,000,000 shares, 60,000,000 of which have already been registered in prior Form S-8’s filed on June 2, 2000, November 1, 2001, May 7, 2002, and April 10, 2003. This offering price per share is calculated under Rule 457(h)(1)(reference to Rule 457(c) as the offering price is not known: average of the bid and ask prices as of October 14, 2004 (within 5 business days prior to the date of filing the registration statement).

2.            The Amended and Restated Stock Incentive Plan (amendment No. 3) authorizes a total of 45,000,000 shares, 30,000,000 of which have already been registered in a Form S-8’s filed on June 2, 2000 and February 6, 2002. This offering price per share is calculated under Rule 457(h)(1) (reference to Ruler 457 (c)) as the offering price is not known: average of the bid and ask prices as of October 14, 2004 (within 5 business days prior to the date of filing the registration statement). See Amended and Restated Stock Incentive Plan (amendment No. 3)

9.           We note your certifications are dated January 18, 2005, while your annual period is for the fiscal year ended September 30, 2005 and was filed on Form l0-KSB on December 29, 2005. Please provide current certifications with your amended filings.

Response: The dates in the certifications contained a typographical error. The certification was actually dated January 18, 2006. Parafin will ensure that the certification for 2006 is dated correctly and file a Current Report on Form 8-K with corrected certifications for the 2005 10-KSB.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

10.        Please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your annual report above.

Response:          See Item 6. Herein. Parafin will amend the filing accordingly after receipt of your response to this letter.

Note 9 Acquisition, page 11

11.          We note your disclosure indicating that you have issued common shares in a private placement in which you received proceeds of $6,000,000. Disclose the number of shares issued and the price per share in the notes to your financial statements. Additionally, include the appropriate disclosures under Item 2 of Part II of your document. In this regard, we note your Form 8-K filed on February 10, 2006.

Response:         Parafin will add additional disclosures to the current 10-KSB pursuant to your comments.

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

12. We note your acquisition of the Personal Computer Environment work station   from Rukos Security Advise AG of Frankfurt an Main, effective March 31, 2006. Please address the following:

•               Expand your plan of operation to describe the expected timing and future trends regarding revenue and expenses associated with your acquisition,

•               Expand your narrative to address how you intend to generate a return on your acquisition, along with any contingencies and uncertainties associated with the development and sale of the work station. For example, whether you are selling license rights to manufacturers to produce work stations or if you intend to manufacture and sell the product.

Response:	Parafin’s proposed disclosure is included in response to comment 6.

Note 10 Agreement, page 11

13.        We note you have entered into a consulting agreement with Francisco Saez in which it appears you have issued 10,000,000 common shares with an obligation to issue an additional 10,000,000 shares conditioned on certain contingencies related to the ultimate sale of 89 MMbls of Russian export blend crude oil. Expand your disclosures to clearly describe how you are accounting for the issuance of these common shares and tell us the authoritative literature you are applying. Specifically address the measurement date, how you determined the value attributed to the common shares, quantify the expense and the expected period over which the expense will be recognized.

Response:	Parafin will add additional disclosures pursuant to your comments.

Note 11, Subsequent Event page 12

14.          We note your disclosure indicating that you have "agreed to buy" approximately 89 MMbls of crude oil from Oy Coral Marine Management, Ltd (OY). Please address the following:

▪

Discretely state whether you will assume all the inventory and credit risks associated in the purchase and sale of this oil or if you are acting as an agent or a broker in the transaction. Refer to EITF 99-19,

▪

Expand the discussion of your plan of operation to indicate the estimated timing of receiving confirmation of the delivery from the oil supplier and the anticipated term an occurrences of cash flows including selling costs for which you will be responsible,

▪

Clarify for us the business purpose of why OY or Gazpromneft via Rosneft is not willing or able to sell the oil directly to a downstream processor and why these parties are willing to pay you $5 per barrel less selling costs,

FRANK J. HARITON • ATTORNEY AT LAW

Jill Davis, Esq, Branch Chief

December 17, 2006

▪

Expand your disclosures to address whether this transaction will be regulated by a government body and fully disclose the regulatory environment and terms to which the purchase and sale of the oil will be subject,

▪	Disclose any uncertainties or contingencies that could prevent the transactions from being consummated.
Response:	Parafin’s proposed disclosure is included in response to comment #6.

15.        We note you disclose that each of your preferred shares will be issued at a value of 700,000, although this value does not correspond with the total $6.22 billion issue price disclosed. Please revise your disclosure as appropriate.

Response:         Parafin will add additional disclosures pursuant to your comments. Also, the price of the REBCO was fluctuating substantially during this period. As the issue price of the Preferred shares are determined by the price of oil, the Preferred will not be priced or issued until the day the company receives the pipeline capacity certificates.

Please advise me as soon as possible whether or not, in your judgment, Parafin has responded satisfactorily. Except where we have specifically indicated otherwise, we will revise our disclosures as indicated beginning with our current Form 10K for the year ended September 30, 2006.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton